Exhibit 99.1

Micropolis Holding Company Announces Receipt of Audit Opinion with Going Concern Explanation

DUBAI, United Arab Emirates, June 9, 2025 (GLOBE NEWSWIRE) -- Micropolis Holding Company (“Micropolis” or the “Company”) (NYSE American: MCRP), a pioneer in unmanned ground vehicles and AI-driven security solutions, today announced that, as previously disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed on May 8, 2025 with the Securities and Exchange Commission (the “2024 Annual Report”), the Company’s audited financial statements contained an audit opinion from its independent registered public accounting firm that included an explanatory paragraph related to the Company’s ability to continue as a going concern. See further discussion in Note 3 to the Company’s financial statements included in the 2024 Annual Report. This announcement is made pursuant to NYSE American LLC Company Guide Sections 401(h) and 610(b), which requires public announcement of the receipt of an audit opinion containing a going concern paragraph. This announcement does not represent any change or amendment to the Company’s financial statements or to its 2024 Annual Report.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Micropolis’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About Micropolis Holding Company

Micropolis is a UAE-based company specializing in the design, development, and manufacturing of unmanned ground vehicles (UGVs), AI systems, and smart infrastructure for urban, security, and industrial applications. The Company’s vertically integrated capabilities cover everything from mechatronics and embedded systems to AI software and high-level autonomy.

For more information please visit www.micropolis.ai.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: (212) 896-1254

Valter@KCSA.com

Media Contact:

Jessica Starman

media@elev8newmedia.com